UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From ______ to ______

Commission File Number  33-19309

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Big Lots, Inc. Savings Plan (f/k/a Consolidated Stores Corporation Savings Plan)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Big Lots, Inc. (f/k/a Consolidated Stores Corporation) 300 Phillipi Road Columbus, OH 43228

BIG LOTS, INC. SAVINGS PLAN

TABLE OF CONTENTS

Page
INDEPENDENT AUDITORS’ REPORT	3

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2000 AND 1999

AND FOR THE YEAR ENDED DECEMBER 31, 2000:

Statements of Net Assets Available for Benefits	4

Statement of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2000:

Schedule of Assets Held for Investment Purposes at End of Year	10

Schedule of Reportable Transactions	11

SIGNATURES	12

EXHIBITS:

Independent Auditors’ Consent (Exhibit 23)

INDEPENDENT AUDITORS’ REPORT

To the Plan Administrator of the Big Lots, Inc. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the BIG LOTS, INC. SAVINGS PLAN (the “Plan”) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, listed in the table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Dayton, Ohio
June 1, 2001

BIG LOTS, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999

	2000	1999

ASSETS

INVESTMENTS (Notes D and E):

Big Lots, Inc. Common Shares	$18,391,738	$22,214,168

Money market fund — Merill Lynch Retirement Preservation Trust	29,145,734	27,949,536

Mutual funds:

Dreyfus S&P 500 Index Fund	3,742,068	3,443,617

Fidelity U.S. Bond Fund	1,258,812	932,511

Janus Twenty Fund	7,448,215	8,786,886

Merrill Lynch Basic Value Fund	12,681,998	13,416,446

Merrill Lynch Capital Fund	7,094,345	6,875,616

Merrill Lynch Global Allocation Fund	7,099,050	6,641,860

Merrill Lynch Growth Fund	5,358,711	6,145,535

Participant loans	6,532,053	7,266,313

Total investments	98,752,724	103,672,488

Contribution receivable from:

Big Lots, Inc.	5,248,578	5,161,822

Participants	386,807	347,805

Income receivable	38,947	513,590

Cash	111,397	53,474

TOTAL ASSETS	104,538,453	109,749,179

LIABILITIES

Administrative expenses payable	71,640

NET ASSETS AVAILABLE FOR BENEFITS	$104,466,813	$109,749,179

See notes to financial statements

BIG LOTS, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2000

ADDITIONS:

Contributions:

Participant	$9,482,813

Company	5,248,578

Rollovers	548,997

Investment income:

Interest	588,663

Dividend	6,522,862

Net depreciation in fair value of investments (Note E)	(17,841,255)

Total additions	4,550,658

DEDUCTIONS:

Benefits paid to plan participants	9,541,264

Administrative expenses	291,760

Total deductions	9,833,024

NET DECREASE	(5,282,366)

NET ASSETS:

Beginning of year	109,749,179

End of year	$104,466,813

See notes to financial statements.

BIG LOTS, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999

A.	PLAN DESCRIPTION

The following brief description of the Big Lots, Inc. Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for more complete information.

General – The purposes of the Plan are to encourage employee savings, to facilitate employee ownership of the Common Stock of Big Lots, Inc., and to provide benefits during the employee’s participation in the Plan and upon retirement, death, disability or termination of employment.

All employees of Big Lots, Inc. and any of its subsidiaries (the “Company”) which have adopted the Plan are eligible to participate. Participants must have attained age twenty-one and have completed one year of service prior to eligibility. Eligible employees may begin participation on the first day of the month following satisfaction of eligibility requirements.

Contributions – For any plan year, participants may contribute to the Plan any whole dollar amount not less than 1% of their compensation for such plan year but not more than the lesser of $9,500 (or such larger amount in accordance with Code Section 402(g) which is $10,500 as of January 1, 2000) or 15% of their compensation for the plan year. For the Plan years 2000 and 1999, participants contributions were matched by the Company at a rate of 100% for the first 2% of salary contributed, and 50% for the next 4% of salary contributed. The Company’s matching contributions may be made in the form of Common Stock of the Company.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and actual earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments – Participants may elect to allocate their elective contribution to any of nine investment options in increments of 1%. Additionally, this allocation may be revised or investment balances may be transferred by the participant upon notifying participant services by telephone.

Vesting – Participants are immediately vested in their contributions, plus actual earnings thereon. Each participant shall be fully vested in the Company’s matching contributions allocable to their account in the event of retirement or other termination of employment on or after his or her 65th birthday, on account of disability, as defined, or by reason of death.

A participant whose employment terminates under circumstances other than those described in the preceding paragraph will be vested in a portion of the Company’s matching contribution based on years of service as follows:

Years of Service	Vested Percentage
Less than 2	–

At least 2 but less than 3	25

At least 3 but less than 4	50

At least 4 but less than 5	75

5 or more	100

Payment of Benefits – On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in their account, or annual installments over a ten year period. For termination of service due to other reasons, a participant may receive the value of their vested interest as a lump-sum distribution. The portion of the Company’s matching contribution that is not fully vested will be forfeited at the time employment terminates. The Company has the right to terminate or amend the Plan at any time. In the event of termination, the Plan assets will be distributed to the participants, after payment of any expenses properly chargeable thereto, in proportion to their respective account balances.

Participant Loans – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to the Loan and Short Term Investment fund from the Participant investment funds. One loan per participant may be outstanding at any time and the loan term may not exceed 5 years. Loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1% (rounded to the next 1/4%) as quoted in The Wall Street Journal as of the most recent quarters end when the loan application is approved. Loan repayments, including interest, are through regular payroll deductions. Loan balance may be paid off at any time without penalty.

B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments – Investments are reflected in the accompanying statement of net assets available for benefits at market value, which is the valuation of the security or interest in an equity fund at year-end as determined by the quoted market price. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near turn and that such changes could materially affect the amounts reported in the statements of net assets available for benefit.

Income recognition – Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits – Benefits are recorded when paid.

C.	TAX STATUS

The Plan and its Trust qualify for special tax treatment under Sections 401(a), 401(k), and 501(a) of the Internal Revenue Code of 1986, as amended. Qualification under these sections means the Plan is exempt from Federal income tax. Accordingly, no provision for Federal income taxes has been made in the accompanying financial statements.

D.	NONPARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of changes in net assets relating to nonparticipant-directed investments is as follows:

	December 31,

	2000	1999

Net assets -

Big Lots, Inc. common shares	$18,391,738	$22,214,168

	Year Ended
	December 31,
	2000

Changes in net assets:

Contributions	$5,235,029

Net depreciation	(7,625,546)

Benefits paid to plan participants	(1,607,274)

Administrative expenses	(79,361)

Transfers from participant-directed investments	254,722

	$(3,822,430)

E.	INVESTMENTS

The following presents investments that represented five percent or more of the Plan’s net assets.

	December 31,

	2000	1999

Big Lots, Inc. common shares*	$18,391,738	$22,214,168

Janus Twenty Fund	7,448,215	8,786,886

Merrill Lynch Basic Value Fund	12,681,998	13,416,446

Merrill Lynch Capital Fund	7,094,345	6,875,616

Merrill Lynch Global Allocation Fund	7,099,050	6,641,860

Merrill Lynch Growth Fund	5,358,711	6,145,535

Merrill Lynch Retirement Preservation Trust	29,145,734	27,949,536

Participants loan	6,532,053	7,266,313

*Nonparticipant directed

During 2000, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Common stock	$(9,354,879)

Mutual funds	(8,486,376)

$(17,841,255)

F.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all vested benefits will be distributed to participants and beneficiaries.

G.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of common stock of Big Lots, Inc., the Plan Sponsor. These transactions qualify as party-in-interest transactions.

BIG LOTS, INC. SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2000

		(c)
		Description of Investment
(a)	(b)	Including Maturity Date, Rate of		(e)
	Identity of Issuer, Borrower,	Interest, Collateral, Par or	(d)	Current
	Lessor, or Similar Party	Maturity Value	Cost	Value

	Common stock –
*	Big Lots, Inc.	Common stock; 1,730,987 shares	$35,452,043	$18,391,738

	Money market fund – Merrill Lynch	Retirement Preservation Trust; 29,145,734 shares	29,145,734	29,145,734

	Mutual funds:

	Dreyfus	S&P 500 Index Fund; 97,222 shares	3,913,436	3,742,068

	Fidelity	U.S. Bond Fund; 118,868 shares	1,247,131	1,258,812

	Janus	Twenty Fund; 135,916 shares	9,486,383	7,448,215

	Merrill Lynch	Basic Value Fund; 386,411 shares	12,644,948	12,681,998

	Merrill Lynch	Capital Fund; 233,597 shares	7,614,827	7,094,345

	Merrill Lynch	Global Allocation Fund; 541,086 shares	7,328,227	7,099,050

	Merrill Lynch	Growth Fund; 257,754 shares	6,479,941	5,358,711

	Total mutual funds		48,714,893	44,683,199

	Participant loans	8% - 10%	6,532,053	6,532,053

TOTAL ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR			$119,844,723	$98,752,724

*Party-in-interest.

BIG LOTS, INC. SAVINGS PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2000

(h)
Current
Value of
(a)	(b)	(c)	(d)	(g)	Asset on	(i)
Identity of	Description	Purchase	Selling	Cost of	Transaction	Net
Party Involved	of Asset	Price	Price	Asset	Date	Loss

Type (iii) — Series transactions in excess of five percent of assets

* Big Lots, Inc.	Common stock	$3,516,112	$2,898,334	$5,551,860	$6,414,446	$(2,653,526)

*Party-in-interest.
There were no type (i), (ii) or (iv) reportable transactions during the year ended December 31, 2000.
Columns (e) and (f) have been omitted because they are not applicable.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BIG LOTS, INC.
SAVINGS PLAN

By:	/s/ Brad A.Waite

Brad A. Waite,
Executive Vice President

Dated: June 26, 2001